For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
vpower@sears.ca

Sébastien Théberge
Ivanhoé Cambridge
sebastien.theberge@ivanhoecambridge.com
+1-866-456-3342

Larry Froom
H&R Reit
Lfroom@hr-reit.com
416-635-4888

Ivanhoé Cambridge and Sears Canada Announce Closing of Sale of their Interests in Kildonan Place

TORONTO - September 17, 2014 - Ivanhoé Cambridge and Sears Canada Inc. (TSX: SCC) announced today that the transaction originally announced on August 6, 2014, for the sale of their interests in Kildonan Place, a shopping centre located in Winnipeg, has closed. The transaction, which was subject to customary closing conditions, now fulfilled, was for total pre-tax consideration of $138.5 million, with $110.8 million being Ivanhoé Cambridge’s 80% share and $27.7 million being Sears Canada’s 20% share. The purchasers are H&R Real Estate Investment Trust and Montez Income Properties Corporation, each having an undivided 50% interest.

Primaris Retail REIT, a wholly-owned subsidiary of H&R REIT, will manage the property. Sears will continue to operate its department store at Kildonan Place. This transaction will have no effect on associates employed at the store, or on the operation of the store which will continue to serve the residents of Winnipeg and surrounding area as it has proudly done for nearly 35 years since its opening in 1980.

About H&R REIT
H&R REIT is Canada’s largest diversified real estate investment trust with a total capitalization of approximately $13.1 billion as at June 30, 2014. H&R REIT is a fully internalized REIT and has ownership interests in a North American portfolio of high quality office, retail and industrial properties comprising over 54 million square feet.

About Ivanhoé Cambridge
Ivanhoé Cambridge is a world-class real estate company that leverages its high-level expertise in all aspects of real estate including investment, development, asset management, leasing and operations, to deliver optimal returns for its investors. Its assets, held through multiple subsidiaries and located mainly in Canada, the United States, Europe, Brazil and Asia, totalled more than Cdn$40 billion as at December 31, 2013. Its portfolio consists mainly of shopping centres, office and multiresidential properties. Ivanhoé Cambridge is a real estate subsidiary of the Caisse de dépôt et placement du Québec (lacaisse.com), one of Canada's leading institutional fund managers. For further information: ivanhoecambridge.com.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 222 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.